Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

April 5, 2017

VIA EDGAR

Lisa Larkin

U.S. Securities and Exchange Commission (the “SEC”)

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Eaton Vance Tax-Managed Buy-Write Income Fund (“Tax-Managed Buy-Write Income Fund”) and Eaton Vance Tax-Managed Buy-Write Opportunities Fund (“Tax-Managed Buy-Write Opportunities Fund”), (each a “Fund” and together the “Funds”) (File Nos. 811-21676 and 811-21735, respectively)

Ms. Larkin:

This letter responds to a comment provided telephonically to the undersigned on April 4, 2017 regarding the registration statement of each Fund on Form N-2 filed on November 10, 2016 and on March 29, 2017 (the “Filing”).  The comment and the Funds’ response are set forth below.

1.

Comment:  Pursuant to Item 9(1)(b)(4) of Form N-2, please include language stating that a discussion regarding the Boards’ approval of investment advisory contracts are available in each Fund’s annual or semi-annual report, as applicable.

Response:  The Funds confirm that a statement pursuant to Item 9(1)(b)(4) of Form N-2 has been included in each Fund’s registration statement to be filed pursuant to rule 497 on April 5, 2017.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-7831.

Very truly yours,

/s/ Kimberly McGinn

Kimberly McGinn

Assistant Vice President

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